MY TRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

8 August 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fina[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 4th & 7th of August 2006, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
<u>MyTravel Group plc</u>

Enclosures

8/14

J:Grpsec-15-07-0801-001-SEC-3-060808

RNS Number:2542H
MyTravel Group plc
04 August 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Pardus European Special Opportunities Master Fund L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Pardus European Special Opportunities Master Fund L.P.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

3 August 2006

12. Total holding following this notification

23,500,000 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

5.10% of the 30p ordinary shares

14. Any additional information

The interest in the relevant share capital of the MyTravel Group plc indicated arises by virtue of holdings attributed to the Pardus Fund as at August 3, 2006 (the date on which the notification obligation under Section 198 first arose). Pardus Capital serves as the investment manager of the Pardus Fund.

15. Name of contact and telephone number for queries

Mike Vaux - 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

4 August 2006

END

1001 Avenue of the Americas
Suite 1100
New York, NY 10018
Tel: (212) 719-7550

PARDUS CAPITAL PARTNERS LP

Fax

To:	MyTravel Group Plc	**From:**	Hamid Zanganeh
Fax:	44 0 170 674 2117	**Pages:**	2 + cover sheet
Phone:		**Date:**	03-Aug-2006
Re:	MyTravel Group Plc	**CC:**	

☑ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

Hamid Zanganeh
Chief Operating Officer
Pardus Capital Management L.P.
1001 Avenue of the Americas
Suite 1100
New York, NY 10018
(212) 719-7568 (D)
(917) 362-4044 (C)

This message (including attachments, if any) contains confidential information, intended only for the person(s) named above, and may also be privileged, contain work product or otherwise be protected. If you are not the intended recipient you are notified that you have received this message in error and that disclosing, copying, distributing, or taking any action in reliance on, the contents of this message is strictly prohibited. In such case, you should delete this message and kindly notify the sender via reply e-mail.

Pardus Capital Management L.P.
1001 Avenue of the Americas
Suite 1100
New York, NY 10018

August 3, 2006

By facsimile +44 (0) 170 674 2117

MyTravel Group Plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire OL11 1SA
Attention: Company Secretary

Section 198 Notification of Material Interests in Shares

Dear Sir:

This notice is given by Pardus Capital Management L.P. ("Pardus Capital") on behalf of its affiliate, Pardus European Special Opportunities Master Fund L.P. (the "Pardus Fund"), pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital of MyTravel Group plc (the "Company") indicated below arises by virtue of holdings attributed to the Pardus Fund as at August 3, 2006 (the date on which this notification obligation under Section 198 first arose). As we have previously disclosed to the Company, Pardus Capital serves as the investment manager of the Pardus Fund.

Share capital to which this relates:

461,067,136 ordinary shares of 30p each outstanding (as per correspondence from the Company dated August 3, 2006)

Number of shares in which the Pardus Fund has an interest:

23,500,000

Percentage interest of MyTravel Group plc:

5.09%

Name of registered holder:

Pardus European Special Opportunities Master Fund L.P.
P.O. Box 908GT
Mary Street
George Town, Grand Cayman
Cayman Islands

If you have any questions or need further information, please do not hesitate to contact me at +1 212 719 7568. Please note that any correspondence regarding the Pardus Fund should also be sent to c/o Pardus Capital Management L.P. at 1001 Avenue of the Americas, Suite 1100, New York, NY 10018.

Sincerely,

Mr Hamid Zanganeh

Enclosure

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

4th August 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 2nd August 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 19,525,272 Ordinary shares of My Travel Group PLC, representing 4.23 per cent of the issued share capital of the Company (461,003,277).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management Life Ltd	633,989 shares	0.13%
UBS AG London Branch	17,063,847 shares	3.70%
UBS AG (Switzerland)	1,827,436 shares	0.40%
UBS AG - Total	**19,525,272 shares**	**4.23%**

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,

CJ Rinaldi
Executive Director
Compliance

Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

UBS Global Asset Management Life Ltd	633,989
UBS AG London Branch	17,063,847
UBS AG (Switzerland)	1,827,436
Total	19,525,272

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

2 August 2006

11. Date company informed

4 August 2006

12. Total holding following this notification

19,525,272 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

4.23% of the 30p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

7 August 2006